Exhibit 99.1

Gerdau Ameristeel Announces Approval of Expansion of Jacksonville Steel Mill

TAMPA, FL, July 3 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has approved the first two phases of the previously announced expansion of its Jacksonville, Florida steel mill. The total expansion project is planned to result in a melting and rolling capacity in excess of 1.0 million tons per year in rebar products.

“With this expansion, our Jacksonville facility will be positioned to serve needs not only in Florida but also in the greater Southeast and Southern regions of the United States,” said Jim Kerkvliet, VP Sales and Marketing, Gerdau Ameristeel.  Engineering, equipment procurement and subsequent construction will begin immediately.

“This expansion is part of the total capital strategy Gerdau Ameristeel has developed for our core products such as rebar, structural, merchants and wire rod," said Terry Sutter, Chief Operating Officer, Gerdau Ameristeel. "We are leaders in these products and we are committed to becoming the 'Supplier of Choice' for our customers."

"We have to earn our customers’ business each and every day and that means leading with world-class quality, on-time delivery and capacity to meet their growth needs," added Sutter.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 65 downstream operations, Gerdau Ameristeel serves customers throughout United States and Canada. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures (“OEMs”) for use in a variety of industries, including non-residential, infrastructure, commercial, industrial and residential construction, metal building, manufacturing, automotive, mining, cellular and electrical transmission and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the New York Exchange, and the Toronto Stock Exchange under the symbol GNA.

Media Contact:

Steven Hendricks
External Communications
(813) 319-4858,
SThendricks@Gerdauameristeel.com

Investor Relations Contact:

Barbara R. Smith
Vice President & CFO
(813) 319 4324
basmith@gerdauameristeel.com